MerchantOnline.com, Inc.
                         902 Clint Moore Road, Suite 114
                            Boca Raton, Florida 33487


Mr. Richard Wulff
Chief Office of Small Business
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Termination of S-3 Filing
      SEC File #333-45526

Dear Mr. Wulff:

         Please allow this letter to serve as our request to withdraw the pending S-3 filing, SEC file #333-45526. The filing is being withdrawn due to the fact that we have terminated our investment agreement with Swartz Equity. Accordingly, the purpose for the filing no longer exists.


Very truly yours,

/s/ MICHAEL D. KARSCH
--------------------------------------
    Michael D. Karsch
    Vice President and General Counsel


cc: David Link
    Tarek Kirschen